FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of  April                        2003
                  --------------------        -----------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                       Form 40-F      X
                       ----------------                ----------------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes                                No    X
                       ----------------                ----------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                DOCUMENT INDEX



 Document                                                               Page No.
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    1.              News Release dated April 29, 2003 ("SMART             4
                    COMMUNICATIONS and RESEARCH IN MOTION The
                    BlackBerry Wireless E-Mail/Data/Voice Solution
                    To Be Available In The Philippines")


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                                                                      Document 1
                                                                      ----------

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[RIM LOGO OMITTED]

                                                     News Release

                                                   April 29, 2003


SMART COMMUNICATIONS And RESEARCH IN MOTION:

The BlackBerry Wireless E-Mail/Data/Voice Solution To Be Available In The Philippines


Waterloo, Canada and Manila, Philippines - SMART's corporate customers will be able to truly claim being "Always On, Always Connected(R)" with wireless email through the acclaimed BlackBerry(R) wireless platform, soon to be available for the very first time in the Philippines. SMART's corporate clients will enjoy integrated wireless voice and data services operating on SMART's GSM/GPRS dual band network (900/1800MHz frequencies).

What Is BlackBerry?
BlackBerry is an award-winning wireless platform developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) that has been successfully deployed in thousands of companies in North America and Europe with expansion beginning in Asia.

What Does BlackBerry Do?
BlackBerry allows corporate users to manage their important information and communications, including email, phone, SMS, browser and organizer applications, from a single wireless handheld that will operate on SMART's GSM/GPRS network. RIM's unique BlackBerry solution revolutionized the North American industry by delivering advanced wireless handhelds with always-on operation together with a push-based architecture, integration with existing email accounts and end-to-end security for corporate users.

"As a leading service provider in the Philippines, we are proud to be the innovator in the industry, always bringing the newest and the best technology. We are very pleased to introduce the BlackBerry wireless platform to our customers," says Edgardo Bautista, Business and Product Development Group Head at SMART. "BlackBerry will provide our customers with the only handheld that will keep them securely connected to their corporate email through push technology. Our corporate subscribers will not need to retrieve email on their phones. Their emails will be sent to them automatically. This is the strength of BlackBerry, always on and always connected."

"We continue to expand the market for BlackBerry by partnering with leading network operators like SMART Communications to deliver integrated voice and data services for business and government users," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "Together with SMART, we will support the BlackBerry wireless platform for the first time in the Philippines serving both local organizations as well as existing multi-national BlackBerry customers."

BlackBerry is the first wireless solution that integrates data and voice services while properly addressing the needs of both end users and IT departments. The dual band BlackBerry 6720 Wireless Handheld(TM) features built-in e-mail, voice capability, text messaging, Internet browser and organizer applications which can synchronize with office PCs. E-mail and calendar applications can also synchronize over-the-air automatically between a user's handheld and office. BlackBerry Enterprise Server software enables easy configuration and management as well as back-end integration with corporate systems and end-to-end security. The SMART GSM/GPRS network allows `always on' connectivity for accessing data easily and quickly and also provides high-quality voice services on the same network.

BlackBerry was launched in North America in 1999, followed by Europe in 2001 and Asia Pacific in 2002. RIM has currently deployed or announced relationships with GSM/GPRS carriers in the United States, Canada, Mexico, the United Kingdom, Germany, Ireland, the Netherlands, Austria, France, Italy, Switzerland, Spain, Singapore, Hong Kong and Australia.

Further information regarding the availability, pricing and launch of BlackBerry for SMART's GSM/GPRS network will be announced at a later date.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, just visit www.rim.com or www.blackberry.com.
                             -----------    ------------------

About SMART Communications
A subsidiary of dominant Philippine carrier Philippine Long Distance Telephone Company (PSE:TEL; NYSE:PHI), SMART Communications, Inc. is the leading Philippine wireless services provider with over 9 million subscribers served by its GSM network as of December 2002. It has developed and introduced innovative wireless services such as SMART Money, the award-winning electronic wallet linked to a cell phone service. It has also launched SMART Zed, a mobile portal for personalized services, in collaboration with Sonera Zed, a leading international provider of personalized information, communication and entertainment services for mobile phones. For more information, please visit www.smart.com.ph.
----------------
                                      ###
Media Contacts:
Scott Pollard                                               Gerrard C. Fabie
Brodeur Worldwide for RIM                                   +63.918.9348676
+1 212.771.3644                                             gcfabie@smart.com.ph
spollard@brodeur.com                                        --------------------
--------------------

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net
--------------------------

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.



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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Research In Motion Limited
                              --------------------------------------------------
                                          (Registrant)

Date: April 29, 2003          By:  /s/ Rob Duncan
      --------------              ----------------------------------------------
                                          (Signature)
                                  Rob Duncan
                                  Vice President, Corporate Controller